Exhibit 99.1

Crane Co.

Proposal to Acquire CIRCOR

May-21-2019

Conference Call Transcript

Operator: Greetings, and welcome to Crane’s proposal to acquire CIRCOR conference call.

At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. If anyone should require operator assistance during the conference, please press star, zero on your telephone keypad. As a reminder, this conference is being recorded.

I would now like to turn the conference over to your host, Jason Feldman, Director of Investor Relations. Please go ahead.

Jason Feldman: Okay. Thank you, Operator, and good morning, everyone, and thank you all for joining us on short notice. I am Jason Feldman, Director of Investor Relations. On our call this morning, we have Max Mitchell, our President and Chief Executive Officer, and Rich Maue, our Senior Vice President and Chief Financial Officer.

We will start off our call with some prepared remarks, after which we will respond to questions. There is a slide presentation to accompany this conference call available on our website at www.craneco.com in the Investor Relations section and we will be referring to it throughout the call. The 8-K and press release issued this morning are also available on our website.

Moving to slide two, as a reminder, the comments we make on this call may include some forward-looking statements. We refer you to the cautionary language at the bottom of our press release and also in our annual report, 10-K and subsequent filings pertaining to forward-looking statements. Also during this call, we will be using some non-GAAP numbers that are reconciled to the comparable GAAP numbers and tables at the end of our press release and accompanying slide presentation, both of which are available on our website in the Investor Relations section.

This call, and the accompanying presentation, press release, and 8-K do not constitute an offer to buy or solicitation of an offer to sell any securities. This presentation relates only to a proposal that Crane Co. has made for a business combination with CIRCOR. Now, let me turn the call over to Max.

Max Mitchell: Thank you, Jason, and welcome to the call today. This is an unusual call for us and one, quite frankly, I wish we didn’t have to have. However, we felt that there was no alternative after having a proposal rejected for the third time by CIRCOR over eight years. We felt we had no choice but to go public.

As you’ve seen in the press release and 8-K we issued this morning, Crane has made a proposal to acquire CIRCOR in an all cash transaction at a significant premium. I will review the details of our proposal, discuss the substantial benefits for CIRCOR’s shareholders, explain why we believe that CIRCOR is unlikely to be able to generate comparable value on a standalone basis, and then discuss why this transaction makes sense for Crane shareholders.

After my prepared remarks, we’re going to take questions for approximately 20 minutes. As I’m sure you can understand, there is a limited amount of information that we can provide beyond our prepared remarks. We will take one question per analyst. And if there is time remaining, you’re welcome to get back into queue. We’ll end the call around 9:15.

We made a proposal to acquire CIRCOR for $45 per share in an all cash transaction. We believe that this proposal is very attractive for CIRCOR’s shareholders as well as for ours. Simply put, CIRCOR is made up of good businesses with great brands and, in our view, has been consistently undermanaged. We believe that Crane is a better owner of these assets.

Turning to slide four. Again, CIRCOR shareholders will receive $45 per share in cash. This cash proposal represents a full and fair price with an attractive premium of 47 percent over the closing share price on May 20, 2019; 37 percent over the three month volume weighted average share price; and 51 percent over the six month volume weighted average share price. We will have fully committed financing at the time we sign an agreement with CIRCOR and the definitive agreement will not include a financing contingency. We do not anticipate any significant regulatory hurdles and due diligence can be completed very quickly.

Let me give some background and context for our proposal. I initially contacted CIRCOR’s CEO on April 30th and followed up with a letter to CIRCOR’s board requesting a response by May 13th. We had hoped to reach an agreement on this transaction privately. However, as they have, after two prior approaches, one in 2011 and the last time in 2013, CIRCOR’s board provided a written rejection of our proposal without any counter, comment, or discussion. That response, previous history, along with CIRCOR’s consistent underperformance, compelled us to make CIRCOR’s shareholders aware of our proposal directly.

We believe that the CIRCOR board should engage with us in good faith and should not deny CIRCOR shareholders the opportunity to benefit from Crane’s attractive proposal.

Slide five. CIRCOR is composed of three main businesses: valves, pumps, and aerospace and defense. All of their businesses participate in markets where we have an existing presence. We have followed CIRCOR for a long time as well as all of the companies that they have acquired over the last several years. Overall, it’s a collection of great brands with differentiated products, each with a sizable installed base and an attractive end market mix. Despite the quality of CIRCOR’s underlying business and assets, we believe the company has been undermanaged and as a result, the stock has significantly underperformed.

For Crane, this acquisition would be a great fit, adding scale and product breadth to two of our three primary growth segments. We think of this as two large bolt-on transactions, CIRCOR’s aerospace and defense business fitting perfectly in our aerospace and electronics segment and CIRCOR’s valves business with our ChemPharma & Energy business unit. And we view CIRCOR’s recently acquired pumps business as a very close adjacency, fitting nicely in our fluid handling segment.

Slide seven. Again, our proposal provides an attractive premium and, just as importantly, certainty for CIRCOR shareholders. Over the years, CIRCOR management has established financial targets that they have consistently failed to achieve. Shareholder returns have lagged all peers. Operational performance has been weak. And we believe that CIRCOR has destroyed more than a half a billion dollars of value through poor capital allocation decisions.

The stock performance chart on this slide speaks for itself, showing share price performance from the end of 2013 through last Friday. Over that time period, CIRCOR’s stock price declined 61.5 percent compared to a price-performance of positive 54.7 percent for the S&P 500 and positive 54.1 percent for the S&P mid-cap capital goods index.

On slide eight, we disaggregate the data a little further and the underperformance is even more stark. Comparing CIRCOR’s total shareholder return, including dividends, over the same time period to each of the 34 available individual stocks included in the S&P mid-cap goods index, CIRCOR’s TSR of negative 61.1 percent compares to the group average of positive 58.5 percent and a median of up 40.7 percent. But, it’s not just a comparison to the average and median. During that same time period, CIRCOR’s TSR was worse than each and every one of the 34 companies in that index.

Slide nine, from the company’s own 10-K disclosure tells the same story. An investment of $100 on December 31, 2013, including reinvestment of dividends, would’ve been worth less than $27 just five years later. More than 70 percent of CIRCOR’s equity value was eliminated. The indices picked by CIRCOR, as well as their handpicked peer groups from 2017 and ‘18, each performed far better than CIRCOR over that period.

Slide 10 shows the root cause of CIRCOR’s weak relative shareholder returns as the company’s poor operational execution, resulting in consistent shortfalls against its own financial targets. In 2014, CIRCOR established 2018 targets for organic sales growth, adjusted operating margins, adjusted EPS, and free cash conversion. Even with significant and recurring restructuring and other non-GAAP exclusions, they didn’t come close to achieving any of these targets. For the 2014 to 2018 period, the organic sales growth guidance was a 4 percent to 6 percent compound average growth rate. Actual core sales declined at approximately a 4 percent compound average growth rate.

In 2014, the adjusted operating margins were 9.9 percent and CIRCOR established a 5 year target to reach 15 percent. Margins actually fell to 8.2 percent in 2018. 2013, adjusted EPS of $3.21 didn’t increase at a 15 percent CAGR as forecast, to $6.45. It declined 35 percent to $2.11 in 2018. And free cash conversion also came in well below their original forecast.

In 2017, CIRCOR tried again, reset results this time for 2020. They still have a little more than 18 months left to achieve these objectives and we have shown the data on slide 11. You can draw your own conclusions, but in our view, they do not appear to be on track to achieve any of their recently stated objectives.

Slide 12. This failure to deliver against their own targets is nothing new. It’s been going on for a long time. Back in 2011, incidentally the year of our first approach to CIRCOR with a proposal to acquire the company, management set three to five year sales and margin targets. The next year, in 2012, they said it would take longer to hit those targets, extending the time frame from the original three to five year period to a six year period. Six years after the targets were originally set, in 2017, sales came in at $662 million versus the target of $1.3 to $1.5 billion. And adjusted segment margins were 11.1 percent versus a target of 14 to 16 percent. These revised targets appear to remain elusive even now in 2019.

We believe another cause of CIRCOR’s underperformance is the company’s history of poor capital allocation decisions. As we show on slide 13, over the last five years, CIRCOR has deployed more than four times the cash generated from operations on M&A, dividends, capital expenditures, and share repurchases, with a substantial majority related to M&A. That is just the amount of cash deployed and excludes the $180 million of equity issued as part of the Colfax transaction in 2017.

Turning to slide 14. To illustrate, at the end of 2014, CIRCOR’s enterprise value is approximately $1 billion. Since that time, they have spent about $1 billion on acquisitions net of divestitures and another $75 million on share repurchases. At a current enterprise value of approximately $1.5 billion, they’ve destroyed $500 million of value through a combination of poor operational performance and imprudent capital allocation.

CIRCOR’s capital allocation has not only destroyed value, it is limiting the company’s flexibility with a leverage profile that is higher than nearly all comparably sized industrial companies. Current net debt to EBITDA is approximately 6.7 times compared to an average for the S&P mid-cap cap goods index companies of 1.9 and a median of 1.8 times.

On slide 16, we shift gears just a bit. Our proposal delivers $45 per share to CIRCOR shareholders today. What would CIRCOR need to achieve to generate a comparable value? Assuming that CIRCOR continues to trade at its current 10.9 times EBITDA multiple, they would need to increase EBITDA to 31 percent next year, approximately three times current consensus expectations.

Slide 17. Our desire all along has been to engage in a private transaction with CIRCOR. We certainly didn’t want to go public, but we felt that it was necessary given our past experiences on prior approaches and, once again, here in 2019. In response to our announcement today, we’re likely to hear a revised business plan about how CIRCOR intends to create value in excess of our proposal. I encourage CIRCOR shareholders to reflect on what they said in 2014 and ‘17 and compare those statements to what was actually delivered.

Across all key metrics, there’s a pattern of missing targets by a substantial amount. From 2013 to 2018, rather than achieving their goals, we saw adjusted EPS decline 34 percent, adjusted operating margins declined 170 basis points, free cash flow declined 45 percent, and approximately $500 million of enterprise value was lost for shareholders.

Moving to slide 18. While we believe that our proposal is compelling for CIRCOR’s shareholders and that they are unlikely to realize similar value absent our proposal, we also believe that this proposed transaction creates significant value for Crane shareholders.

Slide 19. Our proven management team has the talent, experience, and resources necessary to achieve targeted synergies and operational improvements. We have a well demonstrated ability to complete and integrate acquisitions, most recently, with MEI and Crane Currency within our payment and merchandising technology segment. The details on this slide are an illustration of our strong track record of success in that regard. We have a proven track record of operational excellence and delivering results. We are well-positioned and ready today to integrate CIRCOR’s businesses into Crane and deliver long-term value to Crane’s shareholders.

Strategically, the transaction would establish Crane’s fluid handling segment as a broader, more effective, multidimensional competitor, and would bring additional capacity and growth potential to an already strong area of our business. It would also bring further technology differentiation, driving innovation for our customers and extend our presence in niche areas of the marketplace. And CIRCOR’s aerospace and defense business, again, fits perfectly within our existing structure where we have deep and experienced teams prepared to integrate and run these businesses more effectively across our landing, sensing, and fluid management verticals. A transaction would bring a complementary portfolio of products and customers that would expand our serve market, enabling even more growth opportunities.

Slide 20. This transaction is also perfectly aligned with our corporate strategy, acquiring a company with highly engineered products, competing in niche markets that fits cleanly into our existing businesses. And as I’ve stated throughout this presentation, this is a company that we know very well. This transaction will be the largest in Crane’s history, but it is consistent with our previously stated capacity and we would expect to maintain our existing investment grade rating. Further, the terms of our proposal would meet all our disciplined acquisition financial criteria.

Wrapping up on slide 21. Our proposal represents an attractive premium for CIRCOR shareholders. This proposal provides certainty of value and eliminates risk associated with CIRCOR’s business plan, risk that we think is substantial given the company’s operational track record. Based on the current consensus outlook, there does not appear to be a path for CIRCOR to deliver comparable value on its own. We suspect that CIRCOR shareholders will see the benefits of our proposal and make their views and preferences known to the CIRCOR board of directors.

While this proposal should be very attractive for CIRCOR shareholders, we also see it as a win-win. CIRCOR fits well with our current businesses. We know the end markets, the products, and we have the management capabilities to run the business more effectively.

Before turning to Q&A, Jason will review the ground rules once again.

Jason Feldman: So, we have approximately 15 to 20 minutes for Q&A this morning. We’ll only be answering questions related to today’s announced proposal and we’ll limit all analysts initially to one question. You’re then free to reenter the queue and we’ll take your follow ups if there’s enough time. Operator, we’re now ready for Q&A.

Operator: Thank you. If you would like to ask a question, please press star, one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star, two if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.

Our first question today comes from Nathan Jones of Stifel. Please go ahead.

Nathan Jones: Good morning, everyone.

Max Mitchell: Good morning.

Nathan Jones: Max, I’m sure there’s very limited answers that you can give to today’s questions, given that you haven’t been able to do a lot of due diligence here or anything other than what’s in the public domain. But, I just wanted to ask about one of the bullets on your last slide here, Crane knows the business and can deliver significantly improved operating performance. Is there any color that you can give us on how you would go about approaching this business from an operational perspective that would be better than what the current management’s doing?

Max Mitchell: I’ll answer at a high level, Nathan. And on the call today, I also have Rich Maue, our CFO, and Jason Feldman to jump in and participate also. On the fluid handling side, you’ve got a good set of businesses with positive displacement pumps: Allweiler, Imo, Warren, Zenith, some great brands on the valve side. Even that pumps business has been a challenge historically.

We think that CIRCOR overpaid on many of the acquisitions most recently and are having some trouble integrating. I think we bring a greater discipline in terms of the integration cadence. We’ve got the management bandwidth. I think it fits in very nicely with our existing teams, both on the ChemPharma & Energy side as well as aerospace and electronics. It brings a nice balance to the portfolio. We remain strongly chem, petrochem balance within ChemPharma & Energy even with the oil and gas presence of CIRCOR.

I think just suffice it to say that we really feel strongly, which is why we’ve gone public with this proposal, that this is best for CIRCOR shareholders; but it’s an outstanding fit for Crane shareholders. It’s a win-win proposal and we feel very strongly that we’ve got the management team to execute.

Operator: The next question is from Matt Summerville of D.A. Davidson. Please go ahead.

Matt Summerville: Thanks. Again, I know you’re limited with what you can say, but, if you’re willing to pay 13.5 times trailing, I would assume from a synergy standpoint, you’re anticipating extracting something pretty meaningful. So, while you can’t probably comment specifically on this deal, how many EBIDTA turns on purchase price have you historically realized on the deals you’ve done, Max? Can you speak to Crane’s track record from a more mathematical perspective here to give us some comfort on the multiple you’re looking at?

Max Mitchell: So, first, I’d start off by saying you’re right, Matt. We can’t comment on—we’re not going to comment on the synergies. We’d like to get the board of CIRCOR to engage with us. We think we have a very meaningful offer that is full and fair price. It meets all of our discipline financial measures. So, we feel confident that it is a good deal for Crane shareholders as well. Even at the 13.5 times trailing 12 months adjusted EBIDTA.

In terms of—I don’t know if we’re prepared to comment on—from our historical—

Rich Maue: The other thing I would offer up, Matt, is if you look at our last two transactions, the larger ones, the success that we had with our MEI transaction, our ongoing work with Crane Currency that—our performance relative to our expectations has been better.

Matt Summerville: Thank you.

Operator: The next question is from Brett Linzey of Vertical Research Partners. Please go ahead.

Max Mitchell: Good morning, Brett.

Brett Linzey: Good morning, all. Hey. So, it does seem like there implicitly should be lots of synergy opportunity, but maybe just thinking historically with CIRCOR and the R&D. It seems like they’ve really diminished or almost starved that part of the business for many years. It’s running almost a half a percent per year. What type of reinvestment do you think might eat away at any of the potential cost synergies you have that would be required to reinvigorate that portfolio?

Max Mitchell: I think that we would agree with you that there certainly seems to be some investment that will be required and we believe that we’ve calculated that into our work in terms of the financial metrics overall. We have a clear path. I think there’s some synergies and leverage even within the development teams that we have in place. So, it’s actually part of the broader attractiveness as well as we see this moving forward, Brett.

Brett Linzey: Okay. Thank you.

Operator: The next question comes from Kristine Liwag of Bank of America. Please go ahead.

Max Mitchell: Good morning, Kristine.

Kristine Liwag: Hey, guys.

Max Mitchell: Good morning.

Kristine Liwag: Good morning. Max, you’ve made two previous offers you mentioned in 2011 and 2013. So, this offer’s your third approach. How has the premium that you’ve offered changed over the years? And what makes you more comfortable today to go public with this offer?

Max Mitchell: Yeah. So, it’s not like-for-like comparisons in terms of the capital structure of the company at that time versus now. I would say that the premiums offered, though, were in a similar range. And we were rebuffed both times. And we felt that that the information back at that time was that we, CIRCOR, have plans that far exceed the value of what you’re willing—what you’re paying. And we didn’t feel it was worth the fight at the time. We didn’t feel it was worth making public. But, we have watched this play out over many, many years and that was really one of the main drivers is we feel that we’ve offered a full and fair price.

We have a lot of history that we’ve watched. We’ve seen this movie play. And we had a rejection that offered absolutely no engagement whatsoever and that’s why we felt compelled that this was time for us to make our plans known directly to CIRCOR shareholders. We felt that it was a disservice to the shareholders not to understand our present and previous approaches.

Kristine Liwag: Helpful color. Thank you.

Operator: The next question is from Robert Barry of Buckingham Research. Please go ahead.

Robert Barry: Hey, guys. Good morning. So, I guess I understand that you can’t talk about synergies at this point. But, just based on what you know about CIRCOR, is there anything structurally about these businesses that they shouldn’t have comparable margins and cash flow characteristics versus your respective aerospace and fluids businesses?

Max Mitchell: Not in our opinion.

Robert Barry: Okay.

Operator: The next question is from Ken Herbert of Canaccord. Please go ahead.

Max Mitchell: Hi, Ken.

Ken Herbert: Hi. Good morning. Max, I just wanted to follow up on the timing question. I can appreciate between 2013 and now, obviously, you did two large acquisitions. But, is the timing now a reflection of your financial capability and flexibility? Or, is there anything you’ve particularly seen in end markets or anything else that sort of reengaged you in 2019 after not at least overtly doing anything for six years? Thank you.

Max Mitchell: Ken, I think it’s a combination of all the above. In terms of our continued maturation, in terms of our continued execution, growth—profitable growth, shaping of the portfolio. We’ve been asked numerous times in the past what’s in the funnel and we have—we’re unable to give details about what’s in our funnel. I can just tell you that there’s a number of targeted M&A deals that we’ve been looking at and will continue to.

We have a rich robust process. This is one that’s been in our funnel for a long time. I think this is a combination of where the share price is at today, our readiness. We’re consistent with our capacity for deals of this size. And the timing is perfect to try again. And we were hoping for a private discussion, as we mentioned, and feel compelled to make it public. So, hope that helps, Ken.

Ken Herbert: Thank you.

Operator: The next question is from Mario Gabelli of Gabelli and Company. Please go ahead.

Mario Gabelli: Yeah. Hey, Max. I just got on towards the end of this. So, if I repeat something, such is life. We are large shareholders at CIRCOR and large shareholders at Crane. I’m a little taken back that they had an annual meeting where they put a staggered board in and we had, I believe, someone go to that and they never indicated that prior to the meeting. So, your approach to them was before the board meeting, if I got the--one of the notes that I’m reading. Or, their annual meeting, I mean?

Max Mitchell: I believe that’s correct in terms of our time—

Mario Gabelli: —Yeah.

Max Mitchell: Of the time table.

Mario Gabelli: Okay we’ll take that up with them. All right. I think we’ve done the math and I think it’s an interesting dynamic and I appreciate it. I mean, I think it’s good for both companies and have a good day. Take care.

Max Mitchell: Thank you. Thank you, Mario.

Operator: Follow up question from Robert Barry of Buckingham Research. Please go ahead. Mr. Barry, your line is open.

Robert Barry: Yeah. Hi. Can you hear me?

Max Mitchell: Yeah. Go ahead.

Robert Barry: Sorry about that. Yeah. Was just curious. A couple of quick follow ups. One, if you can comment at all on what you think the pro forma leverage looks like and what you see as just the near-term next steps.

Rich Maue: Yeah. Just on the leverage, we’re not going to comment on the financing structure and our path there. What I would say is that we are, as you know, committed to maintaining our current investment grade rating, Rob, and we maintain and always have a very constructive dialogue with the rating agencies and are confident that we’ll maintain our current ratings profile.

Max Mitchell: In terms of next steps, we will be reaching out to CIRCOR shareholders, communicating our message, answering questions. I think it was quite an interesting comment from CIRCOR’s number one shareholder, Mario Gabelli. So, we’ll be following up with others and hopefully the board will engage soon.

Robert Barry: All right. Thank you.

Operator: There are no further questions at this time. I would like to turn the call back to Max Mitchell for closing remarks.

Max Mitchell: Thank you all for joining us today. We believe strongly in the merits of our proposal. If, as we expect, CIRCOR shareholders agree with us, we urge them to voice their views that the CIRCOR board should not stand in the way of the attractive value we are proposing and instead engage with us consistent with its fiduciary obligations. We will update you on our progress as developments warrant. Thank you all so much for attending today.

Operator: This concludes today’s conference. You may disconnect your lines at this time. Thank you for your participation.

Important Notice Regarding Forward-Looking Statements

The information in this communication may contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current beliefs, expectations, plans, assumptions and objectives regarding the future financial performance of Crane Co. (the “Company”) and CIRCOR International, Inc. (“CIRCOR”) and are subject to significant risks and uncertainties. Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of a potential transaction between the Company and CIRCOR, including the risk that the potential transaction may not occur, and the risk that any announcements relating to the potential transaction could have adverse effects on the market price of the Company’s or CIRCOR’s common stock. Any discussions contained in this presentation, except to the extent that they contain historical facts, are forward-looking and accordingly involve estimates, assumptions, judgments and uncertainties. There are a number of factors that could cause actual results or outcomes to differ materially from those addressed in these forward-looking statements. Such factors are detailed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, CIRCOR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and subsequent reports filed with the Securities and Exchange Commission (the “SEC”), and will be found in the definitive proxy statement that will be filed with the SEC by CIRCOR if a negotiated transaction is agreed to. Such reports are available on the SEC’s website (www.sec.gov). The Company does not undertake to update any forward-looking statements.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication does not constitute a solicitation of a proxy from any stockholder. This communication relates only to a proposal that the Company has made for a business combination with CIRCOR. In furtherance of the acquisition proposal, and subject to future developments, the Company and CIRCOR may file additional relevant materials with the SEC, including that CIRCOR will file a preliminary proxy statement on Schedule 14A if a negotiated transaction is agreed to. Following the filing of the definitive proxy statement with the SEC (if and when available), CIRCOR will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain the proxy statement, as well as other filings containing information about the Company and CIRCOR, free of charge, from the SEC’s Web site (www.sec.gov). Investors may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s Web site (www.craneco.com).